AKA Spirits Inc



ANNUAL REPORT

83 Old Farm Road

Weston, CT 06883

(203) 807-0095

https://tuckgin.com/

This Annual Report is dated May 16, 2024.

BUSINESS

AKA Spirits Inc is owns the awared-winning TUCK Gin brand and related ready-to-drink cocktails (RTDs). Although founded and based in Connecticut, our goal is to be a national if not an internationally recognized liquor brand. We are passionate about and only focus on our modern, American, craft gin and related RTDs, which in our opinion are both experiencing strong growth. We structured our business to be innovative in taste, process, and distribution. Our goal is to create an accessible flavorful liquor for new gin drinkers and for gin drinkers seeking something different, and to further this goal, we have created a range of gin-based cocktails that expand occasions to drink gin.

Previous Offerings

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $59,500.00
Number of Securities Sold: 20,000
Use of proceeds: Set up costs, general expenses and working capital, all money came from the founders.
Date: April 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $125,040.00
Number of Securities Sold: 5,210
Use of proceeds: General expenses and working capital
Date: December 09, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $60,500.00
Number of Securities Sold: 105,000
Use of proceeds: Set up costs and inventory
Date: September 30, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $50,016.00
Number of Securities Sold: 2,084
Use of proceeds: General expenses and working capital
Date: March 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $69,444.00
Number of Securities Sold: 1,700
Use of proceeds: General expenses and working capital
Date: Apr 30, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $167,046.87
Number of Securities Sold: 4,592
Use of proceeds: General expenses and working capital
Date: Apr 30, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $160,052.00
Number of Securities Sold: 5,277
Use of proceeds: General expenses and working capital
Date: April 30, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Revenue

Revenue for the year to 04/30/2023 was $45,623. Revenue for the year 04/30/2022 was $54,342. In 2023 we wound down and suspended the RTD products due to market issues and have left them suspended going forward pending a re-evaluation.

Cost of sales

Cost of sales for the year to 04/30/2023 was $31,756. Cost of sales for the year 04/30/2022 was $37,337. Our cost of goods sold per unit is higher than industry norms as it includes the direct labor and margin charged by our distillation partner. As a result, we expect our COGS to remain above industry norms.

Gross margins

Gross profit for the year 04/30/2023 was $12,271. Gross profit for the year 04/30/2020 was $12,952. Gross margins remained steady but will increase going forward due to the suspension of the RTD products.

Expenses

Expenses for the year 04/30/2022 were $159,572. Expenses for the year 04/30/2023 were $189.353. The expenses increased from the prior years due to increased sales costs, promotional costs and e-commerce set up costs. The Company's expenses consist of, among other things, product development costs, distribution and warehousing costs, promotions costs, marketing and sales expenses and fees for professional services. Note the officers have not been compensated and there currently is no provision for deferred compensation arrangements. Founding shareholders have developed our product formulations, business plans, operations, and brand/marketing services for no compensation. A founding shareholder has provided legal services at no charge for the negotiated trademark, distilling and distribution contracts.

Major Expenses

We foresee our major expenses to be sales and marketing related. As we anticipate geographically expanding, we expect our expense base to increase accordingly.

Additional Discussion for events post 4/30/23

We are actively continuing to seek a celebrity influencer partner and have specially been in discussions with one party for over 18 months. We have continued to raise capital and have sufficient capital for the remainder of 2024.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $18,502.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Treasury
Amount Owed: $22,400.00
Interest Rate: 3.75%
Maturity Date: June 10, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jonathan Davies

Jonathan Davies's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Director, and Chief Tasting Officer, Co-founder
Dates of Service: January, 2017 - Present
Responsibilities: Overseeing all aspects of the company's business and strategy. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

Employer: RiskBusiness Services Ltd
Title: Managing Director
Dates of Service: January, 2003 - Present
Responsibilities: Consulting

Name: Alexander Metviner

Alexander Metviner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Director, Strategic Planning and Co-founder
Dates of Service: June, 2017 - Present
Responsibilities: Working on all aspects of strategic planning and compliance. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Name: Geoff Shafer

Geoff Shafer's current primary role is with IBM. Geoff Shafer currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Brand and Creative, Co-Founder
Dates of Service: May, 2018 - Present
Responsibilities: Leading brand and creative asset development. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

Employer: IBM
Title: Senior Design Lead
Dates of Service: March, 2020 - Present
Responsibilities: Web design

Other business experience in the past three years:

Employer: IBM
Title: Independent Brand and Design Consultant
Dates of Service: October, 2016 - March, 2020
Responsibilities: Web design

Name: Fernando Alva Mirás

Fernando Alva Mirás's current primary role is with FJAM Worldwide. Fernando Alva Mirás currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Sales and Social Media and Co-founder
Dates of Service: September, 2019 - Present
Responsibilities: Leading sales and social media efforts. No salary or equity compensation has been paid to any of the Company's directors or officers in the preceding 12-months.

Other business experience in the past three years:

Employer: Derecktor Marine Holdings
Title: Associate
Dates of Service: February, 2021 - April, 2021
Responsibilities: Brand strategy and marketing

Other business experience in the past three years:

Employer: Nano Pet Products
Title: President International Sales
Dates of Service: December, 2017 - September, 2019
Responsibilities: International Sales

Other business experience in the past three years:

Employer: The Piston Foundation
Title: Chief Marketing Officer
Dates of Service: January, 2020 - Present
Responsibilities: Oversees marketing activities.

Other business experience in the past three years:

Employer: Shina Investment Group
Title: International Associate
Dates of Service: April, 2017 - Present
Responsibilities: Represents Shina's North American real estate portfolio.

Other business experience in the past three years:

Employer: FJAM Worldwide
Title: Principal
Dates of Service: January, 2013 - Present
Responsibilities: Pairing ecological restoration operators with financing for permitted or entitled mitigation banks.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Jonathan Davies
Amount and nature of Beneficial ownership: 62,500
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

none

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 21,400 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 125,000 with a total of 125,000 outstanding.

Voting Rights

3 votes per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 175,000 with a total of 17,460 outstanding.

Voting Rights

regular voting

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than a competing products, or that we will able to sell at a level that allows the Company to make a profit. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the liquor industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Shares in the amount of up to $1.07million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital and sales/marketing requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The Class B Common Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. We are an early stage company and have not yet generated any profits AKA Spirits Inc was formed on 05/08/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AKA Spirits Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and little revenue. If you are investing in this company, it's because you think that TUCK Gin and its related products are a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on government regulation including Federal and State. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including distilling, packing shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Licensing and Permits The Company and its business will be subject to obtaining and maintaining permits and licensing, and regulated by governmental entities. The failure of the company to obtain any required license or permit in a timely fashion could delay or prevent the operating of the Business. Additionally, the failure to maintain such licenses or permits could adversely affect the operating of the company's business. The company's business will be subject to the jurisdiction of a variety of regulatory authorities and granting of licenses. Third Party Reliance We rely on third parties to provide a variety of essential business functions for us, including distilling, packing, shipping, accounting, legal work, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The cost of enforcing our trademarks could prevent us from enforcing them Trademark litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property. As a result, if we are unable to enforce our trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 16, 2024.

AKA Spirits Inc

By   /s/ *Jonathan Davies*

      Name: AKA Spirits Inc

      Title: President

Exhibit A

FINANCIAL STATEMENTS

AKA Spirits Inc

Balance Sheet Summary

As of April 30, 2023

	TOTAL	
	AS OF APR 30, 2023	AS OF APR 30, 2022 (PP)
ASSETS		
Current Assets		
Bank Accounts	9,022.65	5,312.20
Accounts Receivable	13,340.93	8,704.06
Other Current Assets	147,744.06	134,306.50
Total Current Assets	**$170,107.64**	**$148,322.76**
Other Assets	35,824.59	35,192.66
TOTAL ASSETS	**$205,932.23**	**$183,515.42**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	32,279.60	13,000.61
Other Current Liabilities	0.00	0.00
Total Current Liabilities	**$32,279.60**	**$13,000.61**
Long-Term Liabilities	22,400.00	22,400.00
Total Liabilities	**$54,679.60**	**$35,400.61**
Equity	151,252.63	148,114.81
TOTAL LIABILITIES AND EQUITY	**$205,932.23**	**$183,515.42**

AKA Spirits Inc

Profit and Loss

May 2022 - April 2023

	TOTAL	
	MAY 2022 - APR 2023	MAY 2021 - APR 2022 (PP)
Income		
4100 Sales Revenue Beverages	45,623.73	54,341.56
4150 Sundry Beverage Sales		340.00
Total 4100 Sales Revenue Beverages	**45,623.73**	**54,681.56**
4400 Federal Excise Tax	-1,036.80	-3,016.98
4500 Other State Excise Tax	-559.46	-1,375.47
Total Income	**$44,027.47**	**$50,289.11**
Cost of Goods Sold	**$31,756.03**	**$37,336.62**
GROSS PROFIT	**$12,271.44**	**$12,952.49**
Expenses		
6100 Product Development		351.02
6200 Distribution Costs	48,378.02	58,057.05
6300 Promotion Costs	28,736.77	15,510.90
6400 Advertising Expenses	479.57	36,496.16
6500 Selling Expenses	67,850.12	60,768.92
6600 General & Admin Expenses	14,127.52	18,168.74
Total Expenses	**$159,572.00**	**$189,352.79**
NET OPERATING INCOME	**$ -147,300.56**	**$ -176,400.30**
Other Income	**$24,043.65**	**$34,315.00**
Other Expenses	**$33,657.27**	**$27,720.95**
NET OTHER INCOME	**$ -9,613.62**	**$6,594.05**
NET INCOME	**$ -156,914.18**	**$ -169,806.25**

AKA Spirits Inc

Statement of Cash Flows

May 2022 - April 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-156,914.18
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable - MHW	-4,636.87
1230 Income Tax Receivable	-24,043.65
1410 Inventory:Finished Goods Inventory	20,225.00
1420 Inventory:Dry Goods and WIP Inventory	-9,618.91
2000 Accounts Payable	19,278.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,204.56**
Net cash provided by operating activities	**$ -155,709.62**
INVESTING ACTIVITIES	
1810 Intangible Assets:Stock Issuance Costs	-631.93
Net cash provided by investing activities	**$ -631.93**
FINANCING ACTIVITIES	
3020 Common Stock - B	160,052.00
Net cash provided by financing activities	**$160,052.00**
NET CASH INCREASE FOR PERIOD	**$3,710.45**
Cash at beginning of period	5,312.20
CASH AT END OF PERIOD	**$9,022.65**

AKA Spirits Inc

Statement of Cash Flows

May 2021 - April 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-169,806.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable - MHW	-395.20
1230 Income Tax Receivable	-16,815.00
1410 Inventory:Finished Goods Inventory	-7,417.50
1480 StartEngine Control Account	0.00
2000 Accounts Payable	-10,850.88
2200 Founder Loans	-10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-45,478.58**
Net cash provided by operating activities	**$ -215,284.83**
INVESTING ACTIVITIES	
1810 Intangible Assets:Stock Issuance Costs	-35,192.66
Net cash provided by investing activities	**$ -35,192.66**
FINANCING ACTIVITIES	
2500 PPP Loans	-17,500.00
3010 Common Stock - A	69,440.00
3020 Common Stock - B	167,046.87
3030 Additional Paid In Capital	0.00
3032 Additional Paid In Capital:Equity Crowd Funding Fees	0.00
3034 Additional Paid In Capital:Equity Crowd Funding Shares	0.00
3036 Additional Paid In Capital:Escrow/Agent Fees	0.00
3038 Additional Paid In Capital:Other Direct Capital Raise Cost	0.00
Net cash provided by financing activities	**$218,986.87**
NET CASH INCREASE FOR PERIOD	**$ -31,490.62**
Cash at beginning of period	36,802.82
CASH AT END OF PERIOD	**$5,312.20**

Statement of Capital

	Common A Stock	Common B Stock	Retained Earnings	Total
Balance at April 30th, 2021	$120,000.00	$175,056.00	($213,621.81)	$81,434.19
Issuance of 1,700 shares	$69,440.00			$69,440.00
Issuance of 4,592 shares*		$131,854.21		$131,854.21
Stock issuance costs		$35,192.66		$35,192.66
Net Income (Loss)			($169,806.25)	(169,806.25)
Balance at April 30th, 2022	$189,440.00	$342,102.87	($383,428.06)	$148,114.81
Issuance of 2,500 shares		$60,008.00		$60,008.00
Issuance of 2,777 shares		$100,044.00		$100,044.00
Net Income (Loss)			(156,914.18)	(156,914.18)
Balance at April 30th, 2023	$189,440.00	$502,154.87	($540, 342.24)	$151,252.63

Notes to the Accounts 04/30/23

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

AKA Spirits Inc. was incorporated under the laws of Connecticut on May 8th, 2018. The company is taxed as a C Corporation and has selected April 30th as its fiscal year end. AKA Spirits Inc. is engaged in the wholesale manufacture and distribution of liquor products initially in the North-East, for which the company retains the rights to formulas and recipes. The Company operates under contract with a third-party distillery and a third-party warehousing, handler, and wholesale distributor. Specifically, the company has brought to market a new brand of gin. The company has filed for a trademark to establish Tuck gin as the flagship brand for its products.

Initially, the board approved raising equity capital up to $1 million with no more than a 30% dilution, to amend the certificate of incorporation to create an additional class of shares and to increase authorized shares for both class A and class B to effectuate the capital raise. This is with the understanding that prior to the raise the class A shareholders will retain their percentage, equity interest, also that the class B shares will have one vote whereas the class shares have three votes per share (see note 12).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements in accordance with the accounting principles generally accepted in the United States of America parenthesis GAAP), which involves the application of a accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Inventory
Inventories are valued at the lower cost, (determined on the first in, first out basis) or net realizable value. Finished goods inventory includes direct materials, labor, and overhead costs charged by an outside distillery.

Fail Value of Financial Instruments
The Company's financial instruments are cash, accounts, receivable, accounts, payable, and loans payable the recorded value of cash, accounts, receivable, and accounts payable approximate their fair values because of their short-term nature.

Cash and Cash Equivalents
For purposes of reporting cash flows cash equivalence include all highly liquid investments with an original maturity of three months or less.

Accounts Receivable and Bad Debt
The Company provides an allowance for doubtful accounts based on the level of accounts, receivable and bad debt expense experienced during the year, as well as management estimate of the collectability of accounts receivable. Management assesses delinquent receivables, and once these receivables are determined to be uncollectible, they are written off through a charge against earnings. At April 30, 2023 no allowances were deemed to be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's, financial statements, and the accompanying notes. The accounting estimates that require subjective judgments include allowances for uncollectible accounts receivable, the assessment of recoverability of income taxes, the recognition and measurement of current and deferred income taxes, (including the measurement of uncertain tax positions), and the valuation of inventory. The actual results that the Company experiences may differ significantly from managements Estimates, as it is at least reasonably possible that a change in the estimate will occur in the near term.

Revenue Recognition

The Company recognizes revenues upon invoicing for deliveries.

NOTE 3 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company grants credit primarily to liquor distributors, located in the Northeast.

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Generally, the Company does not require collateral or other security to support customer receivables. The Company considers accounts receivable to be fully collectible, accordingly, no allowance for doubtful debts have been established.

The Company may be subject to credit risk to its cash and cash, equivalent investments, which are placed with high credit quality financial institutions. The Federal Deposit Insurance Corporation ("FDIC"), insures up to $250,000 for substantially all depository accounts. From time to time, the company may have amounts on deposit in excess of FDIC limits. Management believes the Company is not exposed to any significant credit risk on cash. at April 30th, 2023, the Company's bank balances are below the FDIC limits.

NOTE 4 – CONTRACTS AND COMMITMENTS

The Company moved from a self-distributing model in 2020 to an entirely wholesaling to distributors model in 2021. The Company has entered into contracts for the distilling, warehousing, handling and distribution of gin products as follows:

a) MHW – is the Company's national distributor and wholesaler in New York, New Jersey and California and provides product marketing services limited to consultation with the Company. Also, MHW is the companies liquor law compliance agent. The contract term is December 15, 2019 and month-to-month thereafter, which has continued through the report date.

b) Matchbook – is the manufacturer/distiller, packager and supplier. Matchbook charges a bottle fee, a storage, supervision and pass-through fee, as well as a fixed production, FET, fill, label and package fees. The contract expires in May 2021 and the arrangement is still operating on the same terms.

c) Other – the Company has negotiated other regional distribution contracts and ingredient, provision and canning services for ready to drink products.

NOTE 5 – DIRECT LABOR
The Company has no direct labor. All direct labor is contracted through the Matchbook contract.

NOTE 6 – TRADEMARK
The Company has a fully negotiated trademark for its "Tuck" gin. It has granted to its distiller a non-exclusive, non-transferable right to use the company's name, logo, and trademark.

NOTE 7 – INCOME TAXES
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and in the Connecticut state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 8 – NOTES PAYABLE
The following table indicates the terms of the notes payable.

Balance Due at April, 30, 2023	Note Date	Payment Terms	Interest Rate	Collateral	Use of Loan Proceeds
$22,400.00	June 8, 2022	$110/month to June 8, 2051	3.75%	None	Working capital resulting from Covid emergency

NOTE 9 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 10 – STOCKHOLDERS' EQUITY

Class A Shares
We have authorized the issuance of 125,000 shares of our class A stock with par value of $0.01. As of April 30, 2023, the Company has currently issued 125,000 shares of our class A stock.

Class B Shares
We have authorized the issuance of 175,000 shares of our class B stock with par value of $0.01. As of April 30, 2023, the Company has currently issued 17,460 shares of our class B stock.

NOTE 11 – RELATED PARTY TRANSACTIONS

None.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after April 30, 2023 through to April 29, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Jonathan Davies, the President of AKA Spirits Inc., hereby certify that the financial statements of AKA Spirits Inc. and notes thereto for the periods ending April 30, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $45,623.73; taxable income of $0 and total tax due of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2024.



_____ (Signature)

_____PRESIDENT_____ (Title)

_____ April, 29, 2024_____ (Date)

CERTIFICATION

I, Jonathan Davies, Principal Executive Officer of AKA Spirits Inc, hereby certify that the financial statements of AKA Spirits Inc included in this Report are true and complete in all material respects.

Jonathan Davies

President